Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Univest Corporation of Pennsylvania:
We consent to the incorporation by reference in the registration statements (No. 333-123189, 333-02513 and 333-152542) on Forms S-8 and registration statements (No. 333-02509 and 333-159084) on Forms S-3 of Univest Corporation of Pennsylvania (the “Company”) of our reports dated March 4, 2011, with respect to the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Univest Corporation of Pennsylvania.

Philadelphia, Pennsylvania
March 4, 2011